

May 3, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (860) 827-3895

Bruce H. Beatt, Esq.
Vice President, General Counsel and Secretary
The Stanley Works
1000 Stanley Drive
New Britain, Connecticut 06053

> **Re:** **The Stanley Works Capital Trust I**
> **Form S-4**
> **Filed April 5, 2006**
> **File No. 333-133027**

Dear Mr. Beatt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to effectiveness, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff's position enunciated in the Exxon Capital Holdings Corporation (May 13, 1988), Shearman & Sterling (July 2, 1993), and Morgan Stanley & Co. Incorporated (June 5, 1991) no-action letters. Also include the supplemental representations from Shearman & Sterling

and <u>Morgan Stanley & Co. Incorporated</u>. Please be sure to file this letter on Edgar.

<u>Exhibit 5.1, Legal Opinion</u>

2. Please replace the phrase "including the Company" with language that *excludes* both the Company and the Trust (as defined in the opinion) from the assumptions counsel makes in the first full sentence in the carryover paragraph on page 3, as these are matters that underlie counsel's opinion. Since it appears that the opinion filed as Exhibit 5.2 is intended to cover these matters as they relate to the Company and Connecticut law, we will not object if you state that you are relying on Ms. Sherer's opinion in this regard. In this case, Ms. Sherer's opinion should also be revised to reflect that she is aware of and has consented to Skadden's reliance on her opinion.

3. We note that your legality opinion is limited to laws that "in our experience, are normally applicable to transactions of the type contemplated by the Exchange Offer . . . ." Please delete the phrase "in our experience" and make clear that your opinion relates to laws that apply to securities of the type contemplated by the Indenture and the Guarantee, rather than transactions of the type contemplated by the Exchange Offer.

4. Please delete the assumption that the choice of law provision of the Indenture and Guarantee "is a valid and legal provision . . . ."   Note that we will not object to the qualification that the opinion is subject to general principles of equity.

<u>Exhibit 8.1, Tax Opinion</u>

5. Please replace the statement that the prospectus summary presents "a fair and accurate summary of the United States federal income tax consequences described therein" with a statement confirming that the disclosure in the prospectus constitutes counsel's opinion. If you choose to submit a short form tax opinion, the disclosure in the prospectus must also clearly state that each material tax consequence discussed is the opinion of counsel. In addition, please delete reference in the prospectus and the opinion to "certain" tax consequences to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

6. Please revise the sentence in the final paragraph beginning "[t]his opinion is expressed as of the date hereof . . ." to indicate that the opinion is as of the date of effectiveness of the registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregory A. Fernicola, Esq. (*via facsimile* 212/735-2000)
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, New York 10036